SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No. ____)*

Translate Bio, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89374L104
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 89374L104	13G

1.	NAMES OF REPORTING PERSONS Shire Human Genetic Therapies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	NOT APPLICABLE	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,078,945
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,078,945
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,078,945

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
	NOT APPLICABLE	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.68%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 89374L104	13G

1.	NAMES OF REPORTING PERSONS Shire plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	NOT APPLICABLE	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,078,945
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,078,945
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,078,945

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
	NOT APPLICABLE	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.68%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 89374L104	13G

1.	NAMES OF REPORTING PERSONS Takeda Pharmaceutical Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	NOT APPLICABLE	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,078,945
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,078,945
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,078,945

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
	NOT APPLICABLE	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.68%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Translate Bio, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

29 Hartwell Avenue

Lexington, Massachusetts 02421

Item 2(a).	Name of Person Filing:

Shire Human Genetic Therapies, Inc.

Shire plc

Takeda Pharmaceutical Company Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Shire Human Genetic Therapies, Inc.:

300 Shire Way

Lexington, MA 02421

USA

Shire plc:

Block 2, Miesian Plaza

50-58 Baggot Street Lower

Dublin 2, L2, D02 HW68

Takeda Pharmaceutical Company Limited:

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

Item 2(c).	Citizenship:

Shire Human Genetic Therapies, Inc.: Delaware

Shire plc: Jersey, Channel Islands

Takeda Pharmaceutical Company Limited: Japan

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

89374L104

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 7,078,945 (1)(2)

(b)	Percent of class: 15.68%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 7,078,945 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 7,078,945 (1)(2)

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

(1) The reported securities are beneficially owned by Shire Human Genetic Therapies, Inc., an indirect wholly owned-subsidiary of Shire plc, which, in turn, is an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Percentage of class calculation is based upon 45,142,090 shares outstanding of issuer's common stock as listed in its quarterly report for the quarter ended September 30, 2018 and filed with the Securities and Exchange Commission on Form 10-Q on November 8, 2018.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Exhibit:

Exhibit 1 — Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

SHIRE HUMAN GENETIC THERAPIES, INC.

By:	/s/ Jeffrey Prowda
Name:	Jeffrey Prowda
Title:	Vice President and Assistant Secretary

SHIRE PLC

By:	/s/ Denis Alern
Name:	Denis Alern
Title:	Director

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Mitsuhiro Okada
Name:	Mitsuhiro Okada
Title:	Head of Global Treasury and Finance Management